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                    August 25, 2022

       Ci Zhang
       Chief Executive Officer
       Un Monde International Ltd.
       Westgate Mall
       5689 Condor Place
       Mississauga, ON L5V 2J4, Canada

                                                        Re: Un Monde
International Ltd.
                                                            Amendment No. 7 to
Registration Statement on Form 10-12G
                                                            Filed June 22, 2022
                                                            File No. 000-56328

       Dear Dr. Zhang:

               We issued comments to you on the above captioned filing on June 24, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 9, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Shih-Kuei Chen at 202-551-7664 or Brigitte Lippmann at 202-551-3713
       with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction
       cc:                                              Rhonda Keaveney